UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Act of 1934
(Amendment No. 4) *

CNS RESPONSE, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

12619C101
(CUSIP Number)

David B. Jones
c/o SAIL Venture Partners, LP
600 Anton Blvd., Suite 1010
Costa Mesa, California 92626
(714) 241-7500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 3, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 12619C101

1	NAME OF REPORTING PERSONS. SAIL VENTURE PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 12,014,636
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 12,014,636
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,014,636
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON (See instructions) OO LIMITED LIABILITY COMPANY

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SCHEDULE 13D
CUSIP No. 12619C101

1	NAME OF REPORTING PERSONS. SAIL VENTURE PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 12,014,636
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 12,014,636
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,014,636
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON (See instructions) PN

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SCHEDULE 13D

This amendment to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D of SAIL Venture Partners, LP (“Sail Venture Partners”) and SAIL Venture Partners, LLC filed with the Securities and Exchange Commission on March 19, 2007, as amended and supplemented on July 7, 2009, August 31, 2009, and October 20, 2010 (collectively, the “Schedule 13D”). Except as amended and supplemented hereby, the Schedule 13D, remains in full force and effect. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Schedule 13D.

ITEM 3.           Source and Amount of Funds or Other Consideration.

The information added in Item 4 below is also hereby incorporated by reference and added to Item 3 of the Schedule 13D.

ITEM 4.           Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On November 3, 2010, SAIL Venture Partners surrendered to the Company the two warrants that the Company previously issued to SAIL Venture Partners on August 20, 2010, each of which provided the right to purchase 50,000 shares of common stock of the Company at an exercise price of $0.56 per share (the “August Warrants”). The August Warrants had been issued in connection with SAIL Venture Partners’ guaranty of the Deerwood Notes, which the Company had previously issued on July 5, 2010 and August 20, 2010, to Deerwood Partners LLC and Deerwood Holdings LLC (the “Investors”). The foregoing guaranteed Deerwood Notes are sometimes referred to herein as the “Original Guaranteed Notes.” The warrants that SAIL Venture Partners surrendered to the Company on November 3, 2010, were exchanged for four new warrants, two of which provide SAIL Venture Partners the right to purchase 85,854 shares of Company common stock at $0.30 per share, and the remaining two of which provide SAIL Venture Partners the right to purchase 84,895 shares of Company common stock at $0.30 per share. The new warrants issued to SAIL Venture Partners are all exercisable at any time until November 2, 2017. The new warrants were issued to SAIL Venture Partners in consideration of the aforementioned surrendered warrants, as well as SAIL Venture Partners providing on November 3, 2010, an unconditional guaranty to each of the Investors, guaranteeing the prompt and complete payment when due of all principal, interest and other amounts under two secured promissory notes that the Company issued to each of the Investors in the aggregate principal amounts of $128,781 and $127,344, respectively (i.e., the Company issued the two Investors a total of four secured promissory notes, representing a collective aggregate principal amount of $512,250 (collectively, the “Exchange Notes”)). The form of guaranty provided by SAIL Venture Partners with respect to the Exchange Notes is filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on August 24, 2010.

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The Exchange Notes, as well as related warrants, were issued by the Company to the Investors on November 3, 2010, upon the surrender by the Investors of the two Original Guaranteed Notes and two additional unsecured promissory notes the Company had previously issued to the Investors (i.e., a total of four promissory notes, which represented a collective aggregate principal amount and accrued but unpaid interest as of November 3, 2010, of $512,250). The transactions were all effected as part of a subsequent closing pursuant to the terms of the Note and Warrant Purchase Agreement, dated as of October 1, 2010, between the Company and the investor parties who acquire securities from the Company pursuant thereto.

On November 3, 2010, and in connection with the transactions described above, SAIL Venture Partners, the Investors and the Company entered into a Purchase Option Agreement (the “Purchase Option Agreement”) pursuant to which SAIL Venture Partners has the option, which is exercisable at any time through March 31, 2011, to purchase any or all of the outstanding Exchange Notes from time to time from the Investors at a price equal to the aggregate principal amount thereof plus all accrued but unpaid interest at the time of sale. The foregoing description of the Purchase Option Agreement is a summary only, and is qualified in its entirety by reference to the full text of the Purchase Option Agreement, a copy of which is filed as an exhibit to this Amendment No. 4. The Exchange Notes mature on October 1, 2011 (subject to earlier conversion or prepayment), earn interest equal to 9% per year with interest payable at maturity, and are convertible into shares of Issuer common stock at a conversion price of $0.30 per share. Additional information regarding the provisions of the Exchange Notes, as well as a copy of the form of promissory note, can be found in the Company’s Current Report on Form 8-K filed on October 7, 2010. As of their issuance date the Exchange Notes were convertible into an aggregate of 1,707,500 shares of Issuer common stock. As a result of interest accrual on the Exchange Notes through the time of their repayment or other redemption, the number of shares that the Exchange Notes are convertible into will increase over time.

The beneficial ownership of the Company’s common stock reported in this Amendment No. 4 by SAIL Venture Partners is based on SAIL Venture Partners, LP’s direct ownership of 6,471,067 shares of common stock of the Company, 852,917 shares of common stock of the Company issuable upon the conversion of convertible notes and 2,983,152 shares of common stock of the Company issuable upon the exercise of vested and exercisable warrants, and 1,707,500 shares of common stock of the Company issuable upon the conversion of the Exchange Notes (which notes, as described above, SAIL Venture Partners has the option to acquire at any time through March 31, 2011), in each case as of November 3, 2010. The calculation of beneficial ownership assumes a total of 56,023,921 shares of the common stock of the Company issued and outstanding as of November 3, 2010. It does not include 76,400 shares of common stock of the Company issuable upon the exercise of vested options that have been granted to David Jones. Mr. Jones, who is a principal of SAIL Venture Partners, LLC, which is the general partner of SAIL Venture Partners, currently serves as a director of the Company.

The beneficial ownership of the Company’s common stock reported in this Amendment No. 4 by SAIL Venture Partners, LLC is based on SAIL Venture Partners, LLC’s indirect beneficial ownership of the securities owned directly by SAIL Venture Partners as described above.  The calculation of beneficial ownership makes the same assumption regarding the number of shares of Company common stock issued and outstanding as described, above, and does not include any shares issuable upon options held by Mr. Jones.

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All of the Company securities, and rights to acquire Company securities, that are held by SAIL Venture Partners were acquired for and are held as an investment.

ITEM 5.	Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the information contained in Item 4 and in Rows (7) through (13) of the cover pages of this Amendment No. 4 for each of the Reporting Persons, which are incorporated herein by reference.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information added in Item 4 of this Amendment No. 4 above, including the information regarding the Purchase Option Agreement, is incorporated by reference herein.

Other than the arrangements discussed in Item 3 of the Schedule 13D and this Amendment No. 4, there are no other contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Company.

ITEM 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Exhibit No.	Description
2	Purchase Option Agreement, dated as of November 3, 2010, by and among SAIL Venture Partners, LP, Deerwood Holdings LLC, Deerwood Partners LLC and CNS Response, Inc.
3	Form of Guaranty (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by CNS Response, Inc. on August 24, 2010)

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SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2010

SAIL Venture Partners, LP
a Delaware limited partnership

/s/ David B. Jones
By: SAIL Venture Partners, LLC
a Delaware limited liability company
By:	David B. Jones
Its:	Manager

Dated: November 5, 2010

SAIL Venture Partners, LLC
a Delaware limited liability company

/s/ David B. Jones
By:	David B. Jones
Its:	Manager

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Exhibit Index

Exhibit No.	Description
2	Purchase Option Agreement, dated as of November 3, 2010, by and among SAIL Venture Partners, LP, Deerwood Holdings LLC, Deerwood Partners LLC and CNS Response, Inc.
3	Form of Guaranty (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by CNS Response, Inc. on August 24, 2010)

Exhibit 2

PURCHASE OPTION AGREEMENT

THIS PURCHASE OPTION AGREEMENT (this “Agreement”), dated as of November 3, 2010, is entered into by and among Deerwood Holdings LLC (“Deerwood Holdings”), Deerwood Partners LLC (“Deerwood Partners,” and, together with Deerwood Holdings, the “Deerwood Entities”), SAIL Venture Partners, LP (“SAIL”) and CNS Response, Inc. (the “Company”).

RECITALS

A.           WHEREAS, the Company has entered into that certain Note and Warrant Purchase Agreement, dated as of October 1, 2010 (the “Note and Warrant Purchase Agreement”), by and between the Company and certain investors who may from time to time become party thereto.

B.           WHEREAS, pursuant to Section 4.3 of the Note and Warrant Purchase Agreement, concurrently with their execution and delivery hereof Deerwood Holdings and Deerwood Partners are each acquiring Convertible Secured Promissory Notes (collectively, the “Exchange Notes”) and related common stock purchase warrants from the Company upon the exchange of four (4) promissory notes (collectively, the “Existing Notes”) and related common stock purchase warrants previously issued by the Company to Deerwood Holdings and Deerwood Partners.  Copies of the Exchange Notes are attached hereto as Exhibit A.

C.           WHEREAS, the Existing Notes are each guaranteed by SAIL pursuant to the terms of certain Guaranty agreements, dated as of July 5, 2010 or August 20, 2010, as applicable, and the Exchange Notes will likewise be guaranteed by SAIL pursuant to the terms of certain Guaranty agreements dated as of the date hereof (collectively, the “Guarantees”).

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1.           Option.  Each of Deerwood Holdings and Deerwood Partners hereby irrevocably grants to SAIL the right to purchase the then-outstanding Exchange Notes (or any of them) at any time or from time to time through March 31, 2011 (the “Option”).  In order to exercise the Option, SAIL shall deliver written notice thereof (an “Exercise Notice”) to the Deerwood Entities.  The purchase price (the “Purchase Price”) to be paid by SAIL for the applicable Exchange Note(s) to be purchased shall equal the aggregate unpaid principal, plus all accrued but unpaid interest, of the applicable Exchange Note(s) on the closing date of SAIL’s purchase thereof (the “Closing Date”).  SAIL shall deliver a copy of the applicable Exercise Notice to the Company as soon as practicable after (or concurrently with) its delivery of such Exercise Notice to the applicable holder(s) of the Exchange Notes to be purchased, whereupon the Company shall, no later than the business day prior to the Closing Date, deliver to SAIL and Deerwood Entities a statement setting forth (in reasonable detail) the aggregate unpaid principal, plus all accrued but unpaid interest, with respect to the applicable Exchange Notes through the Closing Date.  The Closing Date with respect to SAIL’s purchase upon an exercise of the Option shall occur on the fifth (5th) business day following SAIL’s delivery of an Exercise Notice with respect to the applicable Exchange Note(s), unless a different date is mutually agreed to between SAIL and the Deerwood Entities (and, if so, notice thereof shall be provided to the Company).  The Purchase Price shall be paid by SAIL by wire transfer of immediately available funds to a single account jointly designated in writing by the Deerwood Entities prior to the Closing Date, or as otherwise mutually agreed to between SAIL and the Deerwood Entities, and upon payment of such Purchase Price SAIL shall be deemed to have succeeded for all purposes to all right, title and interest of the Deerwood Entities with respect to the purchased Exchange Note(s).  Any Guarantee with respect to the Exchange Note(s) purchased by SAIL pursuant to this Agreement shall automatically terminate upon the completion of such purchase.

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2.           Representations and Warranties of Deerwood.  Each of the Deerwood Entities hereby jointly and severally represents and warrants to SAIL, as of the date hereof and as of each applicable Closing Date, as follows:

(a)           Organization and Good Standing.  Each of the Deerwood Entities is a limited liability company duly organized, validly existing and in good standing under the laws of the State of California.

(b)           Authorization; Enforceability; No Conflicts.  Each of the Deerwood Entities has full power and authority to enter into this Agreement and to perform its respective obligations hereunder.  This Agreement and the performance of each of the Deerwood Entities’ respective obligations hereunder has been duly authorized and approved by and on behalf of each of the Deerwood Entities, and no further action or approval is required in connection therewith by either of the Deerwood Entities or their respective members, managers or other equity owners.  This Agreement constitutes a valid and binding obligation of each of the Deerwood Entities, enforceable in accordance with its terms, subject, as to enforcement of remedies, to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ right generally and to general equitable principles.  This Agreement and the performance by each of the Deerwood Entities of its respective obligations hereunder does not and will not conflict with or otherwise violate any provision of law or organizational document of such Deerwood Entities (including its articles of organization or limited liability company agreement) or of any agreement or contractual restrictions binding upon or affecting such Deerwood Entities or any of their respective property.

(c)           Title to the Exchange Notes.  The respective Deerwood Entities have good and valid title to each of the Exchange Notes issued in its respective name, and possesses the full power and authority to sell, assign and transfer such Exchange Notes as contemplated by and in this Agreement, subject only to such restrictions on transfer as may be imposed by state and federal securities laws.  Upon the sale, assignment and transfer of the Exchange Notes as contemplated by and in this Agreement upon the applicable exercise of the Option (including the payment of the Purchase Price therefor), such Exchange Notes shall be delivered to SAIL free and clear of any and all mortgages, pledges, liens, security interests, conditional sale agreements, encumbrances or charges (“Encumbrances”).

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3.           Representations and Warranties of SAIL.  SAIL hereby represents and warrants to the Deerwood Entities, as of the date hereof and as of each applicable Closing Date, as follows:

(a)           Organization and Good Standing.  SAIL is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Delaware.

(b)           Authorization; Enforceability; No Conflicts.  SAIL has full power and authority to enter into this Agreement and to perform its obligations hereunder.  This Agreement and the performance of each of SAIL’s obligations hereunder has been duly authorized and approved by and on behalf of SAIL, and no further action or approval is required in connection therewith by SAIL or its general partner or other equity owners.  This Agreement constitutes a valid and binding obligation of SAIL, enforceable in accordance with its terms, subject, as to enforcement of remedies, to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ right generally and to general equitable principles.  This Agreement and the performance by SAIL of its obligations hereunder does not and will not conflict with or otherwise violate any provision of law or organizational document of SAIL (including its certificate of formation or its limited partnership agreement) or of any agreement or contractual restrictions binding upon or affecting SAIL or any of its property.

(c)           Accredited Investor; Investment for Own Account.  SAIL is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”).  If the Option is exercised, the Exchange Note(s) so acquired upon such exercise, and, if applicable, the shares of Company common stock issued to SAIL upon a subsequent conversion of such Exchange Note(s), will, at the time of the purchase of such Exchange Note(s), be acquired for SAIL’s own account for investment, and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act.

4.           Deerwood Covenants.  The Deerwood Entities each covenant and agree with SAIL as follows:

(a)           The Deerwood Entities shall not subject the Exchange Notes, or permit any part of the Exchange Notes to be subjected to, any kind of Encumbrance without the prior written consent of SAIL.

(b)           Notwithstanding anything to the contrary in the Note and Warrant Purchase Agreement or the Exchange Notes, the Deerwood Entities shall not sell, pledge, hypothecate, assign, transfer or otherwise dispose of, or grant any option, warrant or other right with respect to, all or any portion of the Exchange Notes (or any of them) without the prior written consent of SAIL.

(c)           Upon an exercise of the Option by SAIL, the Deerwood Entities shall deliver to SAIL and to the Company all instruments of conveyance and other documents that SAIL may reasonably request in order to document and evidence the completion of the sale of the applicable Exchange Note(s) in connection with such Option exercise and to carry out more effectively the provisions and purposes of this Agreement.

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5.           Notices and Demands.  All notices, demands or other communications hereunder shall be in writing and shall be deemed to have been given when the same are (a) deposited in the United States mail and sent by certified or registered mail, postage prepaid, (b) sent by a nationally recognized overnight delivery service, (c) sent by telecopier or other facsimile transmission, or (d) delivered by hand in each case, to the parties at the addresses set forth below or at such other addresses as such parties may designate by notice to the other parties:

(i)	If to either of the Deerwood Entities:

Deerwood Holdings LLC/Deerwood Partners LLC
Attn: Dr. George Kallins
16 Deerwood Lane
Newport Beach, California 92660

(ii)	If to SAIL:

SAIL Venture Partners, LP
Attn: David B. Jones
600 Anton Blvd., Suite 1010
Costa Mesa, California 92626

(iii)	If to the Company:

CNS Response, Inc.
Attn: Chief Financial Officer
85 Enterprise, Suite 410
Aliso Viejo, California 92656

6.           General.  This Agreement (i) shall be construed in accordance with the internal laws of the State of California, without regard to the conflicts of laws principles thereof, (ii) any and all proceedings regarding this Agreement and the transactions contemplated hereby shall be instituted and maintained only in state and federal courts located in Orange County, California, and each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of such courts with respect to all such proceedings, (iii) may not be assigned or otherwise conveyed (through merger, change of control, by operation of law or otherwise) by the Deerwood Entities without the prior written consent of SAIL, (iv) shall be binding upon and inure to the benefit of the respective heirs, executors, administrators, personal representatives, successors and permitted assigns of the parties hereto, (v) may be executed in one or more counterparts, including by facsimile or other electronic transmission, which taken together shall constitute one and the same instrument, and (vi) may not be modified, amended or terminated, except by a written agreement executed by each of the parties hereto.

SIGNATURE PAGE FOLLOWS

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IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the date first above written.

DEERWOOD HOLDINGS LLC

By:	/s/ George J. Kallins, M.D.
Name:	George J. Kallins, M.D.
Title:	Manager

DEERWOOD PARTNERS LLC

By:	/s/ George J. Kallins, M.D.
Name:	George J. Kallins, M.D.
Title:	Manager

SAIL VENTURE PARTNERS, LP

By:	/s/ David B. Jones
Name:	David B. Jones
Title:	Senior Partner

CNS RESPONSE, INC.

By:	/s/ Paul Buck
Name:	Paul Buck
Title:	Chief Financial Officer
Signature Page to Purchase Option Agreement

Exhibit A

Exchange Notes
(see attached)